Exhibit 99.1

Luckin Coffee Announces Brief Extension of Milestone Date

in Restructuring Support Agreement

BEIJING, September 1, 2021 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (in Provisional Liquidation) (“Luckin Coffee”) (OTC: LKNCY) today announced that it has extended a milestone under the Restructuring Support Agreement (the “RSA”)1 dated as of March 16, 2021. As previously reported and as further detailed in the RSA, Luckin Coffee expects to implement the restructuring of its US$460 million 0.75% Convertible Senior Notes due 2025 (the “Existing Notes”) through a scheme of arrangement (the “Scheme”) pursuant to section 86 of the Companies Act (2021 Revision) of the Cayman Islands (the “Companies Act”). Luckin Coffee, the Joint Provisional Liquidators,2 and the holders of a majority of Luckin Coffee’s Existing Notes (the “Majority Noteholders”) extended the milestone to launch the Scheme (the “Scheme Launch Milestone”) from September 1, 2021 to September 22, 2021.3

Luckin Coffee, the Joint Provisional Liquidators and the holders of the Existing Notes party to the RSA remain committed to the Restructuring and have significantly progressed the documentation needed to implement the Scheme. The brief extension of the Scheme Launch Milestone will allow additional time for the relevant parties to continue documenting the agreed terms of the Restructuring, as set forth in the RSA.

Additional Information

In connection with the Restructuring, Luckin Coffee is advised by Davis Polk & Wardwell LLP as legal counsel and Houlihan Lokey as financial advisor. Holders of Existing Notes may contact Houlihan Lokey at HL_Lake@HL.com with any questions regarding the amendment to the RSA, the RSA or the Restructuring.

1 Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the RSA.

2 As previously reported, on July 15, 2020, the Grand Court of the Cayman Islands (the “Cayman Court”) appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” Joint Provisional Liquidators of Luckin Coffee (the “Joint Provisional Liquidators”). Luckin Coffee continues to operate its business and implement the Restructuring under the day-to-day control of its Board of Directors, under the supervision of the Joint Provisional Liquidators.

3 Launching the Scheme requires filing (i) a petition with the Cayman Court under section 86 of the Companies Act for an order approving the Scheme and (ii) a summons with the Cayman Court for directions to convene the relevant meeting of creditors in respect of the Scheme. The relevant parties may agree to further extend the Scheme Launch Milestone, as appropriate.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including Joint Provisional Liquidators. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the ongoing restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the timing of the completion or outcome of the audit of Luckin Coffee’s financial statements; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee

Luckin Coffee (OTC:LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience, and high affordability to customers. Empowered by big data analytics, AI, and proprietary technologies, Luckin Coffee pursues its mission to be part of everyone’s everyday life, starting with coffee. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

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